UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase on E&P assets

Rio de Janeiro, April 17, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on 02/03/2020, announces that it has started the binding phase referring to the sale of its entire stake at the Papa-terra field, located in deepwater in the Campos Basin.

Qualified parties for this phase will receive a process letter with instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure complies with Petrobras’ divestment guidelines and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at generating value for our shareholders.

About Papa-terra field

Papa-terra field is part of the BC-20 concession and is located at a water depth of 1,200 meters. The field started its operation in 2013 and its average oil and gas production in 2019 was 17,300 boe/day, through two platforms, P-61 type TLWP (Tension Leg Wellhead Platform) and P-63 type FPSO (Floating Production Storage and Offloading) where the entire production is processed. The P-61 counts with a chartered Tender Assist Drilling (TAD) rig.

Petrobras is the operator of the field, with 62.5% stake, in partnership with Chevron, which holds the remaining 37.5%.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer